Exhibit 99.2

Management’s discussion and analysis – June 25, 2021

The following management’s discussion and analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the year ended March 31, 2021. This MD&A has been prepared with all information available up to and including June 25, 2021. This MD&A should be read in conjunction with Just Energy’s audited Consolidated Financial Statements (the “Consolidated Financial Statements”) for the year ended March 31, 2021. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.investors.justenergy.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

WEATHER EVENT AND CREDITOR PROTECTION FILINGS

In February 2021, the State of Texas experienced extremely cold weather (the “Weather Event”). The Weather Event led to increased electricity demand and sustained high prices from February 13, 2021 through February 20, 2021. As a result of the losses sustained and without sufficient liquidity to pay the corresponding invoices from the Electric Reliability Council of Texas, Inc. (“ERCOT”) when due, and accordingly, on March 9, 2021, Just Energy applied for and received creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and under Chapter 15 (“Chapter 15”) in the United States from the Bankruptcy Court of the Southern District of Texas, Houston Division (the “Court Orders”). Protection under the Court Orders allows Just Energy to operate while it restructures its capital structure.

As part of the CCAA filing, the Company entered into a USD$125 million Debtor-In-Possession (“DIP Facility”) financing with certain affiliates of Pacific Investment Management Company (“PIMCO) (refer to Note 27 of the Consolidated Financial Statements). The Company also entered into Qualifying Support Agreements with its largest commodity supplier and ISO services provider. The filings and associated USD$125 million DIP Facility arranged by the Company, enabled Just Energy to continue all operations without interruption throughout the U.S. and Canada and to continue making payments required by ERCOT and satisfy other regulatory obligations.

On March 9, 2021, the Company announced that it had sought and received creditor protection via an order (the “Initial Order”) from the Ontario Court and the Chapter 15 Order from the Bankruptcy Court. On May 26, 2021, the stay period was extended by the Ontario Court to September 30, 2021.

The Common Shares, no par value, of the Company (the “Common Shares”) were halted from trading on the Toronto Stock Exchange (“TSX”) on March 9, 2021 and the Company was delisted from the TSX on June 3, 2021. The Company has listed its Common Shares on the TSX Venture Exchange (“TSX-V”) as of June 4, 2021 under the symbol “JE”. In addition, the Company was delisted from the New York Stock Exchange (“NYSE”) on March 22, 2021 and was listed on the OTC Pink Market (“OTC”) under the symbol “JENGQ” on March 23, 2021.

SECURITIZATION UNDER HOUSE BILL 4492

On June 16, 2021 Texas House Bill 4492 (“HB 4492”), which provides a mechanism for recovery of certain costs incurred by various parties, including the Company, during the Weather Event through certain securitization structures, became law in Texas. HB 4492 addresses securitization of (i) ancillary service charges above USD$9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by the ERCOT during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy, (collectively, the “Costs”).

HB 4492 provides that ERCOT request that the Public Utility Commission of Texas (the “Commission”) establish financing mechanisms for the payment of the Costs incurred by load-serving entities, including Just Energy. The timing of any such request by ERCOT, the details of the financing mechanism and the process to apply for recovery of the Costs are undetermined at the time of this filing. The Company continues to evaluate HB 4492. Based on current information, if the Commission approves the financing provided for in HB 4492, Just Energy anticipates that it will recover approximately USD$100 million of Costs. The total amount that the Company may recover through the mechanisms authorized in HB 4492 may change materially based on a number of factors, including the details of an established financing order issued by the Commission, additional ERCOT resettlements, the aggregate amount of funds applied for under HB 4492 by participants, the outcome of the dispute resolution process initiated by the Company with ERCOT, and any potential challenges to the Commission’s order or orders. There is no assurance that the Company will be able to recover all of the Costs.

COVID-19 CONSIDERATIONS

The rapid outbreak of the novel strain of the coronavirus, specifically identified as the COVID-19 pandemic, caused governments worldwide to enact emergency measures and restrictions to combat the spread of the virus during Fiscal 2020 and continuing through Fiscal 2021. These measures and restrictions, which include the implementation of travel bans, mandated and voluntary business closures, self-imposed and mandatory quarantine periods, isolation orders and social distancing, caused material disruption to businesses globally, resulting in economic slowdown. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. While restrictions have been reduced or eliminated in a number of jurisdictions, they still remain in many and may be re-introduced if new variants of the virus increase significantly. The future impact of the COVID-19 pandemic on liquidity, volatility, credit availability, and market and financial conditions generally could change at any time. Any future impacts of the COVID-19 pandemic on the economy are unknown at this time and, as a result, it is difficult to estimate any longer-term impact on our operations and the markets for our products.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SEPTEMBER RECAPITALIZATION

On September 28, 2020, the Company completed a recapitalization (the “September Recapitalization”) through a plan of arrangement under the Canada Business Corporations Act as described in Note 18(c) within the Consolidated Financial Statements.

Forward-looking information

This MD&A may contain forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “estimate,” “intend,” “continue,” “could,” “believe,” “may,” “will,” or similar expressions help identify forward-looking statements. Certain forward-looking statements in this MD&A include statements with respect to the implementation of HB 4492 by the Commission, the establishment of financing mechanisms for the payment of the (i) ancillary service charges above US $9,000/MWh during the extreme weather event in Texas in February 2021 (the “Weather Event”); (ii) reliability deployment price adders charged by the Electric Reliability Council of Texas, Inc. (“ERCOT”) during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy, (collectively, the “Costs”) incurred by load-serving entities, and whether the Company may ultimately recover any amount of Costs. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the Commission deciding against establishing financing mechanisms to recover the Costs, Just Energy failing to meet the requirements under any rules established by the Commission with respect to financing mechanisms to recover the Costs, and any litigation with respect to the financing mechanism established by the Commission; the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA proceedings with respect to the Company and similar legislation in the United States; the impact of any recovery of the Costs on the Company and/or its proceedings under CCAA and similar United States legislation; the outcome of any legislative or regulatory actions; the outcome of any invoice dispute with ERCOT; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the CCAA proceedings and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

Company overview

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and sustainable energy options to customers. Operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and terrapass.

Continuing operations overview

MASS MARKETS SEGMENT

The Mass Markets segment (formerly referred to as “Consumer Segment”) includes customers acquired and served under the Just Energy, Tara Energy, Amigo Energy and terrapass brands. Marketing of the energy products of this segment is primarily done through digital and retail sales channels. Mass Market customers make up 40% of Just Energy’s RCE base, which is currently focused on longer-term price-protected and flat-bill product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Mass Markets segment’s sales channels offer these products.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Just Energy also provides home water filtration systems with its line of consumer product and service offerings through Filter Group.

COMMERCIAL SEGMENT

The Commercial Segment includes customers acquired and served under the Hudson Energy, as well as brokerage services managed by the Interactive Energy Group. Hudson sales are made through three main channels: brokers, door-to-door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 60% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Mass Markets segment, but customer acquisition costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Mass Markets customers.

ABOUT JUST ENERGY’S PRODUCTS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities, health and well-being products such as water quality and filtration devices, and utility conservation products which bring energy efficient solutions and renewable energy options to customers.

Electricity

Just Energy services various territories in U.S. and Canada with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases electricity supply from market counterparties for Mass Markets and Commercial customers based on forecasted customer aggregation. Electricity supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs (as defined in key terms), which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Just Energy mitigates exposure to weather variations through active management of the electricity portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing electricity purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may increase or decrease Just Energy’s Base gross margin depending upon market conditions at the time of balancing.

The Company completed its portfolio optimization process. As a result, the Company sold its California electricity portfolio for a nominal amount subject to certain customary adjustments. The transaction closed in December 2020.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted consumption. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s Base gross margin (as defined in Non-IFRS financial measures) may increase or decrease depending upon market conditions at the time of balancing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Territory	Gas delivery method
Manitoba, Ontario, Quebec and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered.
Alberta, British Columbia, Saskatchewan, California, Illinois, Indiana, Maryland, New Jersey, New York, Ohio and Pennsylvania	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. The amount of gas delivered in the months of October to March is higher than in the months of April to September. Cash flow received from most of these markets is greatest during the fall and winter quarters, as cash is normally received from the LDCs in the same period as customer consumption.

JustGreen

Many customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen’s electricity products offer customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen electricity and gas in eligible markets across North America. Of all customers who contracted with Just Energy in the past year, 37% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 98% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended March 31, 2020, 58% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 88% of their consumption. As at March 31, 2021, JustGreen makes up 25% of the Mass Market electricity portfolio, compared to 20% in the year ago period. JustGreen makes up 17% of the Mass Market gas portfolio, compared to 15% in the year ago period.

Terrapass

Through terrapass, customers can offset their environmental impact by purchasing high quality environmental products. Terrapass supports projects throughout North America and are exploring other projects world-wide that destroy greenhouse gases, produce renewable energy and restore freshwater ecosystems. Each project is made possible through the purchase of renewable energy credits and carbon offsets. Terrapass offers various purchase options for residential or commercial customers as well as non-commodity customers, depending on the impact the customer wishes to make.

Key terms

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which were exchanged for Common Shares and a pro-rata portion of the Term Loan as part of the September Recapitalization.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which were exchanged for Common Shares and its pro-rata allocation of the 7.0% $13M subordinated notes issued as part of the September Recapitalization.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which were exchanged for Common Shares and its pro-rata allocation of the 7.0% $13M subordinated notes issued as part of the September Recapitalization.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018. The 8.75% loan was exchanged for Common Shares and a pro-rata portion of the Term Loan as part of the September Recapitalization.

“Base gross margin per RCE” refers to the energy Base gross margin realized on Just Energy’s RCE customer base, including gains (losses) from the sale of excess commodity supply excluding the impacts of the Weather Event or reorganization costs.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” refers to the number of customers with a distinct address rather than RCEs (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

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“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group. The loan bears an annual interest rate of 8.99%.

“Initial Order” means the initial order granted by the Court on March 9, 2021, as amended and restated from time to time.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Liquidity” means cash on hand plus available capacity under the DIP Facility.

“Maintenance capital expenditures” means the necessary property and equipment and intangible asset capital expenditures required to maintain existing operations at functional levels.

“Note Indenture” refers to the $15 million subordinated notes with a six-year maturity and bearing an annual interest rate of 7.0% (payable in kind semi-annually) issued in relation to the September Recapitalization, which have a maturity date of September 15, 2026. The principal amount was reduced through a tender offer for no consideration, on October 19, 2020 to $13.2 million.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

“Selling commission expenses” means customer acquisition costs amortized under IFRS 15, Revenue from contracts with customers, or directly expensed within the current period and consist of commissions paid to independent sales contractors, brokers and sales agents and is reflected on the Consolidated Statements of Loss as part of selling and marketing expenses.

“Selling non-commission and marketing expenses” means the cost of selling overhead, including digital marketing cost not directly associated with the costs of direct customer acquisition costs within the current period and is reflected on the Consolidated Statements of Loss as part of selling and marketing expenses.

“Strategic Review” means the Company’s formal review announced on June 6, 2019 to evaluate strategic alternatives available to the Company. The Company finalized the Strategic Review with the completed September Recapitalization.

“Term Loan” refers to the US$206 million senior unsecured 10.25% term loan facility entered into on September 28, 2020 pursuant to the September Recapitalization, which has a maturity date of March 31, 2024.

Non-IFRS financial measures

Just Energy’s audited annual Consolidated Financial Statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

BASE GROSS MARGIN

“Base gross margin” represents gross margin adjusted to exclude the effect of applying IFRS Interpretation Committee Agenda Decision 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item, for realized gains (losses) on derivative instruments, the one-time impact of the Weather Event, and the one-time non-recurring sales tax settlement. Base gross margin is a key measure used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments reflect the long-term financial performance of Just Energy and thus have included them in the Base gross margin calculation.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

BASE EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of the Weather Event, the impairment of goodwill and intangible assets, the impact of unrealized mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, non-cash gains (losses) and costs related to the September Recapitalization, Reorganization costs, the sales tax settlement, share-based compensation, Strategic Review costs, realized gains (losses) related to gas held in storage until gas is sold, discontinued operations, non-controlling interest, contingent consideration and the impact of the Texas residential enrolment and collections impairment. This measure reflects operational profitability as the impact of the Weather Event, the impairment of goodwill and intangibles, non-cash gains (losses) and costs related to the September Recapitalization, Reorganization costs, the sales tax settlement, Strategic Review costs, discontinued operations and the impact of the Texas residential enrolment and collections impairment are one-time non-recurring events. Non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation as it will be settled in Common Shares; the unrealized mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and, the mark to market gains (losses) of weather derivatives are not related to weather in the current period. Management has isolated the impact of the incremental Texas residential enrolment and collections recorded as at June 30, 2019, as presented in Base EBITDA. All other bad debt charges, including any residual bad debt from the Texas enrolment and collection issues, are included in Base EBITDA from July 1, 2019 onward.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized and realized gains (losses) depending upon current supply pricing. Management believes that the unrealized mark to market gains (losses) do not impact the long-term financial performance of Just Energy and has excluded them from the Base EBITDA calculation.

Just Energy uses derivative financial instruments to hedge the gas held in storage for future delivery to customers. Under IFRS, the customer contracts are not marked to market: however, there is a requirement to report the realized gains (losses) in the current period instead of recognizing them as a cost of inventory until delivery to the customer. Just Energy excludes the realized gains (losses) to EBITDA during the injection season and includes them during the withdrawal season in accordance with the customers receiving the gas. Management believes that including the realized gains (losses) during the withdrawal season when the customers receive the gas is more reflective of the operations of the business.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value-added products contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling commission expenses). Amortization of incremental acquisition costs on value-added product contracts is excluded from the Base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.

FREE CASH FLOW AND UNLEVERED FREE CASH FLOW

Free cash flow represents cash flow from operations less maintenance capital expenditures. Unlevered free cash flow represents free cash flows plus finance costs excluding the non-cash portion.

EMBEDDED GROSS MARGIN (“EGM”)

EGM is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity EGM is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of goods sold on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

EGM indicates the gross margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is neither discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin.

Financial and operating highlights

For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2021	% increase (decrease)	Fiscal 2020
Sales[1]	$2,740,037	(13)%	$3,153,652
Base gross margin[2]	536,858	(12)%	610,580
Administrative expenses[4]	142,391	(15)%	167,936
Selling commission expenses	129,653	(9)%	142,682
Selling non-commission and marketing expenses	49,868	(36)%	78,138
Bad debt expense	34,260	(57)%	80,050
Reorganization costs	43,245	NMF [3]	—
Finance costs	86,620	(19)%	106,945
Impairment of goodwill, intangible assets and other	114,990	NMF [3]	92,401
Loss from continuing operations	(402,756)	35%	(298,233)
Base EBITDA from continuing operations[2]	182,831	(2)%	185,836
Unlevered free cash flow[2]	90,822	(12)%	103,345
EGM Mass Market[2]	1,026,200	(26)%	1,380,026
EGM Commercial[2]	366,200	(14)%	427,806
RCE Mass Markets count	1,187,000	(10)%	1,323,000
RCE Commercial count	1,757,000	(15)%	2,065,000

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1	Sales amounts have been corrected to reflect sales on a gross basis for Transmission and Distribution Service Provider (“TDSP”) whereby TDSP charges to the customer and payments to the service provider are presented in sales and cost of goods sold, respectively. There is no net impact to Base gross margin or base gross margin. Please refer to note 5 in the Consolidated Financial Statements.

2	See “Non-IFRS financial measures” on page 5.

3	Not a meaningful figure.

4	Includes $3.7 million and $13.9 million of Strategic Review costs for fiscal 2021 and fiscal 2020, respectively.

Sales decreased by 13% to $2.7 billion for the year ended March 31, 2021 compared to $3.2 billion for the year March 31, 2020. The decline is primarily driven by a decrease in the customer base resulting from the continuing shift in focus to the Company’s strategy to onboard high quality customers; a reduction in the Company’s customer base due to regulatory restrictions in Ontario, New York and California; selling constraints posed by the COVID-19 pandemic, prior competitive pressures on pricing in the United States.

Base gross margin, which excludes the financial impact to the Company of the Weather Event, decreased by 12% to $536.9 million for the year ended March 31, 2021 compared to $610.6 million for the year ended March 31, 2020. The decline was primarily driven by a decline in the customer base described above, partially offset by favourable impact from resettlements.

Base EBITDA, which excludes the financial impact to the Company of the Weather Event, decreased by 2% to $182.8 million for the year ended March 31, 2021 compared to $185.8 million for the year ended March 31, 2020. The decline in Base EBITDA was driven by lower Base gross margin and prior year other income one-time gain of $22 million related to the reduction of the Filter Group contingent consideration, partially offset by a current year reduction in bad debt expense, as well as lower administrative, selling commission and selling non-commission and marketing expenses.

Administrative expenses decreased by 15% to $142.4 million for the year ended March 31, 2021 compared to $167.9 million for the year ended March 31, 2020. Excluding the impact of the Strategic Review costs. Administrative expenses decreased 10% due to savings from the Canadian emergency wage subsidy and lower professional fees partially offset by the one-time $5.7 million legal provision.

Selling commission expenses decreased by 9% to $129.7 million for the year ended March 31, 2021 compared to $142.7 for the year ended March 31, 2020. The decline is driven by lower sales primarily from direct in-person channels due to the COVID-19 pandemic and commercial sales due to competitive price pressures and the COVID-19 pandemic.

Selling non-commission and marketing expenses decreased by 36% to $49.9 million for the year ended March 31, 2021 compared to $78.1 for the year ended March 31, 2020. The decrease was due to the shut down of the internal door-to-door sales channel and continued focus on managing cost, partially offset by increased investment in digital marketing.

Bad debt expense decreased by 57% to $34.3 million for the year ended March 31, 2021 compared to $80.1 million for the year ended March 31, 2020. The significant decrease in bad debt was a result of operating enhanced operational controls and processes implemented during Fiscal 2020.

Reorganization costs represent the costs related to CCAA and Chapter 15 proceedings These costs include legal and professional charges of $9.3 million incurred to obtain services for the proceedings. In addition, $33.9 million in the charges associated with early termination of certain agreements allowed by the CCAA filing and the acceleration of deferred financing costs and other fees for the long term debt subject to compromise and certain other related costs.

Finance costs decreased by 19% to $86.6 million for the year ended March 31, 2021 compared to $106.9 million for the year ended March 31, 2020. The decrease was a result of the September Recapitalization as described in Note 18 of the Consolidated Financial Statements.

Unlevered free cash flow decreased by 12% to an inflow of $90.8 million for the year ended March 31, 2021 compared to an inflow of  $103.3 million for the year ended March 31, 2020. The decrease is related to higher payments associated with the Weather Event, partially offset by the stay of trade and other payables subject to compromise under the CCAA.

Mass Markets EGM decreased by 26% to $1,026.2 million as at March 31, 2021 compared to $1,380.0 million as at March 31, 2020. The decline resulted from the decline in the customer base and the unfavorable foreign exchange.

Commercial EGM decreased by 14% to $366.2 million as at March 31, 2021 compared to $427.8 million as at March 31, 2020. The decline resulted from the decline in the customer base and the unfavourable foreign exchange.

Discontinued operations

On April 10, 2020, the Company announced that it has sold all of the shares of Just Energy Japan KK to Astmax Trading, Inc. The purchase price was nominal, as the business was still in its start-up phase with more liabilities than assets and had fewer than 1,000 customers.

On November 30, 2020, the Company sold EdgePower Inc. for $0.9 million. A gain on the sale of EdgePower of $1.5 million was recorded in Profit (loss) from discontinued operations within the Consolidated Statements of Loss.

For a detailed breakdown of the discontinued operations, refer to Note 25 of the Consolidated Financial Statements for the year ended March 31, 2021.

On December 18, 2020, the Company announced that it has sold all of its electricity customer contracts in the State of California to Pilot Power Group Inc. for $1.0 million. A gain on the sale of the California electricity customer contracts of $0.2 million was recorded in other income, net, within the Consolidated Statements of Loss.

ANNUAL REPORT 2021      |      JUST ENERGY            7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Base gross margin1

For the year ended March 31.
(thousands of dollars)

	Fiscal 2021			Fiscal 2020
	Mass Markets	Commercial	Total	Mass Markets	Commercial	Total
Gas	$112,586	$27,866	$140,452	$120,627	$22,213	$142,840
Electricity	298,754	97,652	396,406	346,486	121,254	467,740
	$411,340	$125,518	$536,858	$467,113	$143,467	$610,580
Decrease	(12)%	(13)%	(12)%

1 See “Non-IFRS financial measures” on page 5.

MASS MARKETS

Mass Markets Base gross margin decreased by 12% to $411.3 million for the year ended March 31, 2021 compared to $467.1 million for the year ended March 31, 2020. The decline in Base gross margin was primarily driven by a decline in the customer base, partially offset by the favorable impact from resettlements relative to prior year.

Gas

Mass Market gas Base gross margin decreased by 7% to $112.6 million for the year ended March 31, 2021 compared to $120.6 million for the year ended March 31, 2020. The decline in gas Base gross margin was driven by a decline in customer base partially offset by favorable impact from resettlements relative to the prior year and supply management activities driving lower costs.

Electricity

Mass Market electricity Base gross margin decreased by 14% to $298.8 million for the year ended March 31, 2021 compared to $346.5 million for the year ended March 31, 2020. The decrease in electricity Base gross margin is due to a decline in the customer base.

COMMERCIAL

Commercial Base gross margin decreased by 13% to $125.5 million for the year ended March 31, 2021 compared to $143.5 million for the year ended March 31, 2020. The decrease in Commercial Base gross margin was driven by a decline in the customer base.

Gas

Commercial gas Base gross margin increased by 25% to $27.9 million for the year ended March 31, 2021 compared to $22.2 million for the year ended March 31, 2020. The Commercial gas Base gross margin increase was primarily driven by favourable impact from resettlements.

Electricity

Commercial electricity Base gross margin decreased by 19% to $97.7 million for the year ended March 31, 2021 compared to $121.3 million for the year ended March 31, 2020. Commercial electricity Base gross margin decrease is primarily driven by a contraction in the customer base, coupled with lower consumption amid the COVID-19 pandemic.

Mass Markets average realized Base gross margin

For the year ended March 31.
(thousands of dollars)

	Fiscal 2021 GM/RCE	% Change	Fiscal 2020 GM/RCE
Gas	$401	18%	$339
Electricity	339	(3)%	350
Total	$354	2%	347

Mass Market average realized Base gross margin for the year ended March 31, 2021 increased 2% to $354/RCE compared to $347/RCE for the year ended March 31, 2020. The increase is primarily attributable to improved margin from supply management activities driving lower costs, an increase in customer profitability and favorable impact from resettlements relative to prior year.

8            JUST ENERGY      |      ANNUAL REPORT 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commercial average realized Base gross margin

For the year ended March 31.
(thousands of dollars)

	Fiscal 2021 GM/RCE	% Change	Fiscal 2020 GM/RCE
Gas	$108	37%	$79
Electricity	92	(4)%	96
Total	$95	2%	93

Commercial Average realized Base gross margin for the year ended March 31, 2021 increased by 2% to $95/RCE compared to $93/RCE for the year ended March 31, 2020.

ANNUAL REPORT 2021      |      JUST ENERGY            9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Base EBITDA from continuing operations

For the years ended March 31
(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Reconciliation to Consolidated Financial Statements
Loss for the year	$(402,288)	$(309,659)
Add:
Finance costs	86,620	106,945
Provision for income taxes	2,308	7,393
Amortization and depreciation	24,135	41,242
EBITDA	$(289,225)	$(154,079)
Add (subtract):
Weather Event	418,369	—
Impairment of goodwill, intangible assets and other	114,990	92,401
Unrealized (gain) loss of derivative instruments and other	(83,499)	213,417
Gain on September Recapitalization transaction, net	(51,360)	—
Reorganization costs	43,245	—
Restructuring costs	7,118	—
Sales tax settlement	9,826	—
Share-based compensation	6,492	12,250
Strategic Review costs	3,750	13,926
Realized (gain) loss included in cost of goods sold	3,453	(1,387)
(Gain) loss from discontinued operations	(468)	11,426
Loss attributable to non-controlling interest	140	73
Contingent consideration revaluation	—	(7,091)
Texas residential enrollment and collections impairment	—	4,900
Base EBITDA from continuing operations	$182,831	$185,836
Gross margin	$(1,772,129)	$636,353
Realized loss (gain) of derivative instruments and other	1,880,792	(25,773)
Weather Event	418,369	—
Sales tax settlement	9,826	—
Base gross margin	536,858	610,580
Add (subtract):
Administrative expenses	(142,391)	(167,936)
Selling commission expenses	(129,653)	(142,682)
Selling non-commission and marketing expenses	(49,868)	(78,138)
Bad debt expense	(34,260)	(80,050)
Strategic Review costs	3,750	13,926
Amortization included in cost of goods sold	206	(406)
Loss attributable to non-controlling interest	140	73
Texas residential enrollment and collections impairment	—	4,900
Other income (expense)	(1,951)	25,569
Base EBITDA from continuing operations	$182,831	$185,836

10            JUST ENERGY      |      ANNUAL REPORT 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

Base EBITDA, which excludes the financial impact to the Company of the Weather Event, decreased by 2% to $182.8 million for the year ended March 31, 2021 compared to $185.8 million for the year ended March 31, 2020. The decline in Base EBITDA was driven by lower Base gross margin and prior year other income one-time gain of $22 million related to the reduction of the Filter Group contingent consideration, partially offset by a current year reduction in bad debt expense, as well as lower administrative, selling commission and selling non-commission marketing expenses.

Base EBITDA, excludes the Weather Event which led to a one-time negative net impact of $418.4 million for year ended March 31, 2021, which does not include any recovery under HB 4492, primarily related to the higher energy prices in excess to supply excess consumption and ancillary services costs allocated from ERCOT and a $24.1 million accrued liability related to potential ERCOT default uplift charges for other counterparties defaulting to ERCOT.

Base gross margin, which excludes the financial impact to the Company of the Weather Event, decreased by 12% to $536.9 million for the year ended March 31, 2021 compared to $610.6 million for the year ended March 31, 2020. The decrease in Base gross margin was primarily driven by a decline in the customer base, partially offset by favourable impact from resettlements. The decline in the Company’s customer base is primarily a result of a shift in focus to the Company’s strategy to onboard higher quality customers, a reduction in the Company’s customer base due to regulatory restrictions in New York, California and Ontario, as well as competitive pressures on pricing in the U.S. market, and lower sales due to COVID-19 pandemic.

Base EBITDA also excludes the impact of the impairment of goodwill, intangible assets and other of $115.0 million, the impact of gain on September Recapitalization of $51.4 million, reorganization costs of $43.2 million, restructuring costs of  $7.1 million, sales tax settlement of $9.8 million, and non-recurring charges for Strategic Review costs amounting to $3.8 million. Similarly, fiscal 2020 Base EBITDA excludes impairment of goodwill, intangible assets and other of $92.4 million, $13.9 million for strategic review costs, the loss from the discontinued operations of $11.4 million, Texas residential enrollment and collection impairment of $4.9 million and the contingent consideration of Filter Group of $7.1 million.

Impairment of goodwill and intangible assets during the fiscal year ended March 31, 2021 amounted to $100.0 million for goodwill and $13.9 million for brands related to Commercial. The impairment of intangible assets and goodwill was driven primarily by the normalization of working capital associated with the CCAA process and the impact of the competitive pricing environment over the last year. For more information, please refer to note 11 of the Consolidated Financial Statements.

For more information on the changes in the results from operations by segment, refer to pages 16 through 19 below.

ANNUAL REPORT 2021      |      JUST ENERGY            11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fourth quarter financial and operating highlights

For the three months ended March 31.

(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2021	% increase (decrease)	Fiscal 2020
Sales[1]	$689,064	(11)%	$776,921
Base gross margin2	130,699	(28)%	180,420
Administrative expenses4	29,884	(35)%	46,051
Selling commission expenses	28,295	(23)%	36,983
Selling non-commission and marketing expenses	14,086	(15)%	16,584
Bad debt expense	7,301	(45)%	13,197
Reorganization costs	43,245	100%	—
Finance costs	17,346	(35)%	26,770
Impairment of goodwill, intangible assets and other	114,990	NMF[3]	92,401
Loss from continuing operations	(382,371)	NMF[3]	(138,210)
Base EBITDA from continuing operations[2]	53,794	(28)%	74,632
Total gross Mass Markets (RCE) additions	66,000	38%	48,000
Total gross Commercial (RCE) additions	79,000	(7)%	85,000
Total net Mass Markets (RCE) additions	—	NMF[3]	(46,000)
Total net Commercial (RCE) additions	(19,000)	75%	(75,000)

1	Sales amounts have been corrected to reflect sales on a gross basis for TDSP whereby TDSP charges to the customer and payments to the service provider are presented in sales and cost of goods sold, respectively. There is no net impact to gross margin or base gross margin. Please refer to note 5 in the Consolidated Financial Statements.
2	See “Non-IFRS financial measures” on page 5.
3	Not a meaningful figure.
4	Includes $0.07 million and $6.1 million of Strategic Review costs for the fourth quarter of fiscal 2021 and 2020, respectively.

Sales decreased by 11% to $689.1 million for the three months ended March 31, 2021 compared to $776.9 million for the three months ended March 31, 2020. The decline is primarily driven by a decrease in the customer base from the prior comparable quarter resulting from the shift in focus to the Company’s strategy to increase the onboarding of high quality customers; a reduction in the Company’s customer base due to regulatory restrictions in Ontario, New York and California; selling constraints posed by the COVID-19 pandemic; competitive pressures on pricing in the United States.

Base gross margin, which excludes the financial impact to the Company of the Weather Event, decreased by 28% to $130.7 million for the three months ended March 31, 2021 compared to $180.4 million for the three months ended March 31, 2020. The decrease was primarily driven by a decline in the customer base and unfavourable foreign exchange fluctuations.

Base EBITDA, which excludes the financial impact to the Company of the Weather Event, decreased by 28% to $53.8 million for the three months ended March 31, 2021 compared to $74.6 million for the three months ended March 31, 2020. The decrease in Base EBITDA was driven by lower Base gross margin, partially offset by a current year reduction in bad debt expense, as well as lower administrative and, selling commission expenses.

Administrative expenses decreased by 35% to $29.9 million for the three months ended March 31, 2021 compared to $46.1 million for the three months ended March 31, 2020. Excluding expenses related to the Strategic Review, Administrative expenses decreased by 25% to $29.8 million for the three months ended March 31, 2021 compared to $39.9 million for the three months ended March 31, 2020 due to lower employee related costs and lower professional fees.

Selling commission expenses decreased by 23% to $28.3 million for the three months ended March 31, 2021 compared to $37.0 million for the three months ended March 31, 2020. The decrease was driven by lower commission expenses from lower sales from direct in-person channels driven by impacts by the COVID-19 pandemic and lower commercial sales driven competitive price pressures and the COVID-19 pandemic.

Selling non-commission and marketing expenses decreased by 15% to $14.1 million for the three months ended March 31, 2021 compared to $16.6 million for the three months ended March 31, 2020 as a result of cost reductions from the shut down of the internal door-to-door sales channel and continued focus on cost containment, partially offset by increased investment in digital marketing.

Bad debt expense decreased by 45% to $7.3 million for the three months ended March 31, 2021 compared to $13.2 million for the three months ended March 31, 2020. The significant decrease in bad debt was a result of enhanced operating controls and processes implemented in fiscal 2020 and release of previous credit reserves as the Company continues to see consistent payment trends and minimal impact from the COVID-19 pandemic.

12            JUST ENERGY      |      ANNUAL REPORT 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance costs decreased by 35% to $17.3 million for the three months ended March 31, 2021 compared to $26.8 million for the three months ended March 31, 2020. The decrease was a result of the September Recapitalization as described in Note 18(c) of the Consolidated Financial Statements.

Total Mass Markets RCE count was maintained at 1,187,000 during the fourth quarter of fiscal year 2021, which is the first time the count has remained flat since the first quarter of fiscal year 2019.

Base EBITDA from Continuing Operations

For the three months ended March 31.
(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Reconciliation to Consolidated Statements of Loss
Profit (loss) for the period	$(382,533)	$(140,931)
Add (subtract):
Finance costs	17,346	26,770
Provision for income taxes	(2,310)	3,789
Amortization and depreciation	5,674	12,422
EBITDA	$(361,823)	$(97,950)
Add (subtract):
Weather Event	418,369	—
Impairment of goodwill, intangible assets and other	114,990	92,401
Unrealized loss (gain) of derivative instruments and other	(162,676)	73,870
September Recapitalization costs	7	—
Reorganization costs	43,245	—
Sales tax settlement	1,885	—
Share-based compensation	835	1,783
Strategic Review costs	66	6,135
Realized loss included in cost of good sold	(1,281)	(4,354)
Loss from discontinued operations	162	2,721
Loss attributable to non-controlling interest	15	26
Base EBITDA	$53,794	$74,632
Gross margin	$(2,442,421)	$287,509
Realized gain (loss) of derivative instruments and other	2,152,866	(107,089)
Weather Event	418,369	—
Sales tax settlement	1,885	—
Base gross margin	130,699	180,420
Add (subtract):
Administrative expenses	(29,884)	(46,051)
Selling commission expenses	(28,295)	(36,983)
Selling non-commission and marketing expenses	(14,086)	(16,584)
Bad debt expense	(7,301)	(13,197)
Strategic Review costs	66	6,135
Amortization included in cost of goods sold	44	(2,060)
Loss attributable to non-controlling interest	15	26
Other income	2,536	2,926
Base EBITDA	$53,794	$74,632

ANNUAL REPORT 2021      |      JUST ENERGY            13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Analysis of the fourth quarter

Base EBITDA, which excludes the financial impact to the Company of the Weather Event, decreased by 28% to $53.8 million for the three months ended March 31, 2021 compared to $74.6 million for the three months ended March 31, 2020. The decline in Base EBITDA was driven by lower Base gross margin partially offset by a reduction in bad debt expense, as well as lower administrative and selling expenses during the three months ended March 31, 2021.

The decline in the Company’s customer base is primarily a result of a shift in focus to the Company’s strategy to onboard high-quality customers, lower sales due to COVID-19 pandemic, a reduction in the Company’s customer base due to regulatory restrictions in New York, California and Ontario, competitive pressures on pricing in the U.S. market, and exiting the California electricity market.

Base EBITDA, excludes the Weather Event which led to a one-time negative net impact of $418.4 million for quarter ended March 31, 2021, which does not include any recovery under HB 4492, primarily related to the higher energy prices in excess to supply excess consumption and ancillary services costs allocated from ERCOT and a $24.1 million accrued liability related to potential ERCOT default uplift charges for other counterparties defaulting to ERCOT.

Base gross margin, which excludes the financial impact to the Company of the Weather Event, decreased by 28% to $130.7 million for the three months ended March 31, 2021 compared to $180.4 million for the three months ended March 31, 2020. The decrease in Base gross margin was primarily driven by a decline in the customer base.

Administrative expenses decreased by 35% to $29.9 million for the three months ended March 31, 2021 compared to $46.1 million for the three months ended March 31, 2020. Excluding expenses related to the Strategic Review, Administrative expenses decreased by 25% to $29.8 million for the three months ended March 31, 2021 compared to $39.9 million for the three months ended March 31, 2020 due to lower employee related costs and lower professional fees.

Selling commission expenses decreased by 23% to $28.3 million for the three months ended March 31, 2021 compared to $37.0 million for the three months ended March 31, 2020. The decrease was driven by lower commission expenses from lower sales from direct in-person channels driven by impacts by the COVID-19 pandemic and lower commercial sales driven by competitive price pressures and the COVID-19 pandemic.

Selling non-commission and marketing expenses decreased by 15% to $14.1 million for the three months ended March 31, 2021 compared to $16.6 million for the three months ended March 31, 2020, as a result of cost reductions from the shut down of the internal door-to-door sales channel and continued focus on cost containment, partially offset by increased investment in digital marketing

Bad debt expense decreased by 45% to $7.3 million for the three months ended March 31, 2021 compared to $13.2 million for the three months ended March 31, 2020. The significant decrease in bad debt was a result of enhanced operating controls and processes implemented during fiscal 2020 and release of previous credit reserves as the Company continues to see consistent payment trends and minimal impact from the COVID-19 pandemic.

14            JUST ENERGY      |      ANNUAL REPORT 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of quarterly results for continuing operations

(thousands of dollars, except per share amounts)

	Q4 Fiscal 2021	Q3 Fiscal 2021	Q2 Fiscal 2021	Q1 Fiscal 2021
Sales[1]	$689,064	$627,015	$737,994	$685,964
Cost of goods sold[1]	3,131,485	446,571	517,283	416,827
Gross margin	(2,442,421)	180,445	220,711	269,137
Realized gain (loss) of derivative instruments and other	2,152,866	(56,778)	(82,438)	(132,858)
Weather Event	418,369	—	—	—
Sales Tax settlement	1,885	7,941	—	—
Base gross margin	130,699	131,608	138,273	136,279
Administrative expenses	29,884	30,408	43,957	38,142
Selling commission expenses	28,295	30,485	34,895	35,979
Selling non-commission and marketing expenses	14,086	11,784	13,017	10,981
Bad debt expense	7,301	3,358	11,662	11,940
Restructuring costs	—	—	7,118	—
Finance costs	17,346	17,677	29,744	21,853
Profit (loss) for the period from continuing operations	(382,371)	(52,327)	(50,156)	82,098
Profit (loss) for the period from discontinued operations, net	(162)	4,788	(1,210)	(2,948)
Profit (loss) for the period	(382,533)	(47,539)	(51,366)	79,150
Base EBITDA from continuing operations	53,794	55,785	32,774	40,479

	Q4 Fiscal 2020	Q3 Fiscal 2020	Q2 Fiscal 2020	Q1 Fiscal 2020
Sales[1]	$776,921	$750,615	$860,395	$765,722
Cost of goods sold[1]	489,411	538,646	935,743	553,498
Gross margin	287,510	211,969	(75,348)	212,224
Realized gain (loss) of derivative instruments and other	(107,089)	(69,485)	230,732	(79,932)
Base gross margin	180,421	142,484	155,384	132,292
Administrative expenses	46,051	39,616	41,466	40,803
Selling commission expenses	36,983	36,698	33,499	35,502
Selling non-commission and marketing expenses	16,584	14,572	20,780	26,202
Bad debt expense	13,197	19,996	29,570	17,288
Finance costs	26,770	28,178	28,451	23,546
Profit (loss) for the period from continuing operations	(138,210)	20,601	89,349	(269,971)
Profit (loss) for the period from discontinued operations, net	(2,721)	6,293	(9,809)	(5,189)
Profit (loss) for the period	(140,931)	26,894	79,540	(275,160)
Base EBITDA from continuing operations	74,632	37,950	49,069	24,184

1	Sales amounts have been corrected to reflect sales on a gross basis for TDSP whereby TDSP charges to the customer and payments to the service provider are presented in sales and cost of goods sold, respectively. There is no net impact to gross margin or base gross margin. Please refer to note 5 in the Consolidated Financial Statements.

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers (RCEs) currently represent 76% and 24% of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

ANNUAL REPORT 2021      |      JUST ENERGY            15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Segmented Base EBITDA1

For the year ended March 31.
(thousands of dollars)

	Fiscal 2021
	Mass Markets	Commercial	Corporate and shared services	Consolidated
Sales	$1,530,617	$1,209,420	$—	$2,740,037
Cost of sales	(2,915,079)	(1,597,087)	—	(4,512,166)
Gross margin	(1,384,462)	(387,667)	—	(1,772,129)
Weather Event	344,805	73,564	—	418,369
Sales tax settlement	9,826	—	—	9,826
Realized gain of derivative instruments and other	1,441,171	439,621	—	1,880,792
Base gross margin	411,340	125,518	—	536,858
Add (subtract):
Administrative expenses	(35,403)	(16,673)	(90,315)	(142,391)
Selling commission expenses	(64,282)	(65,371)	—	(129,653)
Selling non-commission and marketing expenses	(43,650)	(6,218)	—	(49,868)
Bad debt expense	(23,509)	(10,751)	—	(34,260)
Amortization included in cost of sales	206	—	—	206
Strategic Review costs	—	—	3,750	3,750
Other income (expense), net	(1,951)	—	—	(1,951)
Loss attributable to non-controlling interest	140	—	—	140
Base EBITDA from continuing operations	$242,891	$26,505	$(86,565)	$182,831

	Fiscal 2020
	Mass Markets	Commercial	Corporate and shared services	Consolidated
Sales[1]	$1,757,245	$1,396,407	$—	$3,153,652
Cost of sales[1]	(1,285,122)	(1,232,177)	—	(2,517,299)
Gross margin	472,123	164,230	—	636,353
Realized loss of derivative instruments and other	(5,010)	(20,763)		(25,773)
Base gross margin	467,113	143,467	—	610,580
Add (subtract):
Administrative expenses	(37,780)	(20,262)	(109,894)	(167,936)
Selling commission expenses	(72,546)	(70,136)	—	(142,682)
Selling non-commission and marketing expenses	(69,002)	(9,136)		(78,138)
Bad debt expense	(72,365)	(7,685)	—	(80,050)
Texas residential enrolment and collections impairment	4,900	—	—	4,900
Amortization included in cost of sales	(406)	—	—	(406)
Strategic Review costs	—	—	13,926	13,926
Other income (expense), net	25,569	—	—	25,569
Loss attributable to non-controlling interest	73	—	—	73
Base EBITDA from continuing operations	$245,556	$36,248	$(95,968)	$185,836

1	Sales amounts have been corrected to reflect sales on a gross basis for TDSP whereby TDSP charges to the customer and payments to the service provider are presented in sales and cost of goods sold, respectively. There is no net impact to gross margin or base gross margin. Please refer to note 5 in the Consolidated Financial Statements.
2	The segment definitions are provided on page 3.

16            JUST ENERGY      |      ANNUAL REPORT 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

Mass Markets segment Base EBITDA, which excludes the financial impact to the Company of the Weather Event, decreased by 1% to $242.9 million for the year ended March 31, 2021 compared to $245.6 million for the year ended March 31, 2020. The decrease was driven by lower Base gross margin primarily due to a decline in the customer base, partially offset by a current year reduction in bad debt expense and, lower selling commission expenses.

Commercial segment Base EBITDA, which excludes the financial impact to the Company of the Weather Event, decreased by 27% to $26.5 million for the year ended March 31, 2021 compared to $36.2 million for the year ended March 31, 2020. The decrease in Commercial segment Base EBITDA is primarily driven by a decline in the customer base driven by impacts by the competitive price pressures and COVID-19 pandemic.

Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses were $86.6 million for the year ended March 31, 2021, compared to $96.0 million in fiscal 2020. The decrease in corporate expenses is due to savings from the Canadian emergency wage subsidy, partially offset by higher legal expenses. The Corporate expenses exclude Strategic Review costs in both the years because the costs are non-recurring and therefore excluded from Base EBITDA.

Acquisition Costs

The acquisition costs per customer for the last 12 months for Mass Market customers signed by sales agents and Commercial customers signed by brokers were as follows:

	Fiscal 2021	Fiscal 2020
Mass Markets	$253/RCE	$281/RCE
Commercial	$39/RCE	$53/RCE

The Mass Markets average acquisition cost decreased by 10% to $253/RCE for the year March 31, 2021 compared to $281/RCE reported for the year ended March 31, 2020, primarily from lower sales from direct in–person channels.

The Commercial average customer acquisition cost decreased by 27% to $39/RCE for the year ended March 31, 2021 compared to $53/RCE for the year ended March 31, 2020. The decrease is primarily driven by larger index deals signed at lower margin in the first quarter of fiscal 2021 and ongoing COVID-19 impact.

Customer summary

CUSTOMER COUNT

	As at March 31, 2021	As at March 31, 2020	% decrease
Mass Markets	845,000	988,000	(14)%
Commercial	110,000	119,000	(8)%
Total customer count	955,000	1,107,000	(14)%

The Mass Markets customer count decreased 14% to 845,000 compared to March 31, 2020. The decline in Mass Markets customers is due to the Company’s continued focus on adding high quality customers, impacts of the COVID-19 pandemic on direct in-person sales channels and a reduction in the Company’s customer base due to regulatory restrictions in New York and Ontario.

The Commercial customer count decreased 8% to 110,000 compared to March 31, 2020. The decline in commercial customers is due to competitive price pressures in the United States together with impacts related to the COVID-19 pandemic and exiting the California electricity market.

COMMODITY RCE SUMMARY

	April 1, 2020	Additions	Attrition	Failed to renew	March 31, 2021	% increase (decrease)
Mass Markets
Gas	349,000	7,000	(46,000)	(27,000)	283,000	(19)%
Electricity	974,000	159,000	(144,000)	(85,000)	904,000	(7)%
Total Mass Markets RCEs	1,323,000	166,000	(190,000)	(112,000)	1,187,000	(10)%
Commercial
Gas	397,000	52,000	(49,000)	(27,000)	373,000	(6)%
Electricity	1,668,000	142,000	(197,000)	(229,000)	1,384,000	(17)%
Total Commercial RCEs	2,065,000	194,000	(246,000)	(256,000)	1,757,000	(15)%
Total RCEs	3,388,000	360,000	(436,000)	(368,000)	2,944,000	(13)%

ANNUAL REPORT 2021      |      JUST ENERGY            17

MANAGEMENT’S DISCUSSION AND ANALYSIS

MASS MARKETS

Mass Markets additions RCEs decreased by 37% to 166,000 for the year ended March 31, 2021 compared to 262,000 for the year ended March 31, 2020. The decrease in customer additions are primarily driven by selling constraints posed by the COVID-19 pandemic in the retail and door-to-door channel and due to regulatory restrictions in New York and Ontario, offset by increases in digital sales channels.

Mass Markets attrition RCEs decreased 49% to 190,000 for the year ended March 31, 2021 compared to 374,000 for the year ended March 31, 2020. The improvements in attrition are a result of enhanced enrolment processes and increased focus on customer experience.

Mass Markets failed to renew RCEs decreased 3% to 112,000 for the year ended March 31, 2021 compared to 115,000 for the year ended March 31, 2020.

As at March 31, 2021, the U.S. and Canadian operations accounted for 85% and 15% of the Mass Markets RCE base, respectively.

COMMERCIAL

Commercial additions RCEs decreased by 57% to 194,000 for the year ended March 31, 2021 compared to 454,000 for the year ended March 31, 2020. The decrease is primarily due to the selling constraints posed by the COVID-19 pandemic and the competitive pressures on pricing in the U.S. market.

Commercial attrition RCEs increased 2% to 246,000 for the year ended March 31, 2021 compared to 241,000 for the year ended March 31, 2020.

Commercial failed to renew RCEs increased by 12% to 256,000 RCEs for the year ended March 31, 2021 compared to 229,000 RCE’s for the year ended March 31, 2020 resulting from the competitive pressures on pricing in the U.S. markets.

As at March 31, 2021, the U.S. and Canadian operations accounted for 67% and 33% of the Commercial RCE base, respectively.

Overall, as at March 31, 2021, the U.S. and Canadian operations accounted for 74% and 26% of the RCE base, respectively, compared to 76% and 24%, respectively, as at March 31, 2020.

COMMODITY RCE ATTRITION

	Fiscal 2021	Fiscal 2020
Mass Markets	15%	25%
Commercial	12%	11%

The Mass Markets attrition rate for the year ended March 31, 2021 decreased ten percentage points to 15% reflecting the benefits of focus sales to higher quality customers and increased focus on the customer experience. The Commercial attrition rate for the trailing 12 months ended March 31, 2021 increased one percentage point to 12% reflecting a very competitive pricing market for commercial customers.

	Three months ended March 31, 2021	Three months ended March 31, 2020
Mass Markets	4%	5%
Commercial	2%	4%

The Mass Markets attrition rate for the three months ended March 31, 2021 decreased one percentage point to 4% from 5% for the three months ended March 31, 2020, reflecting the continued benefits of focus sales to higher quality customers and increased focus on the customer experience. The Commercial attrition rate for the three months ended March 31, 2021 decreased by two percentage points to 2% from 4% compared to the year ended March 31, 2020 reflecting the improvements in retaining the commercial customers by having a more focused customer experience.

COMMODITY RCE RENEWALS

	Fiscal 2021	Fiscal 2020
Mass Markets	74%	73%
Commercial	51%	56%

The Mass Markets renewal rate increased one percentage point to 74% for the year ended March 31, 2021. The increase in the Mass Markets renewal rate was driven by improved retention offerings and increased focus on the customer experience. The Commercial renewal rate decreased by five percentage points to 51% as compared to the same period of fiscal 2020. The decline in the Commercial renewal rate reflected a competitive market for Commercial renewals.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months ended March 31, 2021	Three months ended March 31, 2020
Mass Markets	74%	71%
Commercial	53%	52%

The Mass Markets renewal rate for the three months ended March 31, 2021, increased to 74% from 71% for the three months ended March 31, 2020 driven by improved retention offerings and increased focus on the customer experience. The Commercial renewal rate for the three months ended March 31, 2021 increased to 53% from 52% for the three months ended March 31, 2020.

AVERAGE GROSS MARGIN PER RCE

The table below depicts the annual design margins on new and renewed contracts signed during the year for standard commodities, which does not include non-recurring non-commodity fees.

	Fiscal 2021	Number of RCEs	Fiscal 2020	Number of RCEs
Mass Markets added or renewed	$307	426,995	$311	525,627
Commercial added or renewed[1]	72	363,479	91	688,666

1	Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the year ended March 31, 2021, the average gross margin per RCE for the customers added or renewed by the Mass Markets segment was $307/RCE, a decrease of 1% from $311/RCE for the year ended March 31, 2020.

For the Commercial segment, the average gross margin per RCE for the customers signed during the year ended March 31, 2021 was $72/RCE, a decrease of 21% from $91/RCE reported in the prior comparable period due to a larger proportion of Canadian Commercial RCEs signed on Index products.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS

For the year ended March 31.
(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Operating activities from continuing operations	$46,301	$41,137
Investing activities from continuing operations	(6,937)	(20,882)
Financing activities from continuing operations, excluding dividends	175,060	21,096
Effect of foreign currency translation	(24,528)	1,026
Increase in cash before dividends	189,896	42,377
Dividends (cash payments)	—	(26,172)
Increase in cash	189,896	16,205
Cash and cash equivalents — beginning of period	26,093	9,888
Cash and cash equivalents — end of period	$215,989	$26,093

OPERATING ACTIVITIES

Cash flow from operating activities was an inflow of $46.3 million for the year ended March 31, 2021 compared to an inflow of $41.1 million for the year ended March 31, 2020. The increase in the cash flow from operating activities was mainly driven by an increase in trade payables subject to compromise under the CCAA and decrease in financing costs from the September Recapitalization partially offset by payments related to the Weather Event.

INVESTING ACTIVITIES

Cash flow from investing activities was an outflow of $6.9 million for the year ended March 31, 2021 compared to an outflow of $20.9 million for the year ended March 31, 2020. Investing activities included purchases of property and equipment and intangible assets totaling $11.5 million partially offset by $4.6 million of proceeds from the disposition of subsidiaries.

FINANCING ACTIVITIES, EXCLUDING DIVIDENDS

Cash flow from financing activities, excluding dividends was an inflow of $175.1 million the year ended March 31, 2021 compared to an inflow of $21.1 million for the year ended March 31, 2020. The inflow during the year ended March 31, 2021 is primarily a result of the issuance of approximately $101.0 million of common shares as part of the September Recapitalization and the $126.7 million borrowing under the DIP Facility, partially off set by a $21.5 million payment on the share swap settlement, repayment of debt of $14.3 million and debt issuance costs of $12.9 million.

LIQUIDITY

The Company has $247.5 million of total liquidity available as at March 31, 2021 consisting of $216.0 million of cash and $31.5 million available under the DIP Facility which was drawn on April 6, 2021.

Free cash flow and unlevered free cash flow1

For the year ended March 31.
(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Cash flows from operating activities	$46,301	$41,137
Subtract: Maintenance capital expenditures	(11,555)	(16,541)
Free cash flow	34,746	24,596
Finance costs, cash portion	56,076	78,749
Unlevered free cash flow	$90,822	$103,345

1	See “Non-IFRS financial measures” on page 5.

Unlevered free cash flow decreased by 12% to an inflow of $90.8 million for the year ended March 31, 2021 compared to an inflow of $103.3 million for the year ended March 31, 2020. The decrease is related to higher payments associated with the Weather Event, partially offset by the stay of trade and other payables subject to compromise under the CCAA.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Balance sheet data as at March 31, 2021, compared to March 31, 2020

The following table shows selected data from the Consolidated Financial Statements as at the following periods:

	As at Mar. 31 2021	As at March 31, 2020
Assets:
Cash	$215,989	$26,093
Trade and other receivables, net	340,201	403,907
Total fair value of derivative financial assets	35,626	65,145
Other current assets	163,405	203,270
Total assets	1,091,806	1,215,833
Liabilities:
Trade and other payables	$921,595	$685,665
Total fair value of derivative financial liabilities	75,146	189,706
Total long-term debt	655,740	782,003
Total liabilities	1,686,628	1,711,121

Total cash and cash equivalents increased to $216.0 million as at March 31, 2021 from $26.1 million as at March 31, 2020. The increase in cash is primarily attributable to cash flows from financing operations.

Trade and other receivables, net decreased to $340.2 million as at March 31, 2021 from $403.9 million as at March 31, 2020. The changes are primarily due to the lower customer base.

Other current assets decreased to $163.4 million as at March 31, 2021 from $203.3 million as at March 31, 2020 due to the reduction in customer acquisition costs and green certificates.

Trade and other payables increased to $921.6 million as at March 31, 2021 from $685.7 million as at March 31, 2020 driven by the increase in commodity and supplier payables subject to compromise from the Weather Event.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ deficit from year to year due to commodity price volatility. As Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these unrealized changes do not impact the long-term financial performance of Just Energy.

Total long-term debt was $655.7 million as at March 31, 2021, down from $782.0 million as at March 31, 2020. The reduction in total debt is a result of the completion of the September Recapitalization offset by the increase by the borrowings under the DIP Facility. Regarding the long-term debt, $530.7 million of the long-term debt is subject to compromise under the CCAA proceedings.

Embedded gross margin1

Management’s estimate of EGM is as follows:

(millions of dollars)

	As at March 31. 2021	As at March 31. 2020	% decrease
Mass Markets embedded gross margin	1,026.2	1,380.0	(26)%
Commercial embedded gross margin	366.2	427.8	(14)%
Total embedded gross margin	$1,392.4	$1,807.8	(23)%

1	See “Non-IFRS financial measures” on page 5.

Management’s estimate of the Mass Markets EGM decreased by 26% to $1,026.2 million as at March 31, 2021 compared to $1,380.0 million as at March 31, 2020. The decline resulted from the decline in the customer base and the unfavorable foreign exchange.

Management’s estimate of the Commercial EGM decreased by 14% to $366.2 million as at March 31, 2021 compared to $427.8 as at March 31, 2020. The decline resulted from the decline in the customer base and the unfavorable foreign exchange.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

PROVISION FOR INCOME TAX/DEFERRED TAXES

For the years ended March 31.
(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Current income tax expense	$2,688	$7,047
Deferred income tax (recovery) expense	(380)	346
Provision for income tax	$2,308	$7,393

Current income tax expense was $2.7 million for the year ended March 31, 2021 compared to $7.0 million for the year ended March 31, 2020. Just Energy continues to have current tax expense from profitability in taxable jurisdictions.

Deferred tax recovery was $(0.4) million for the year ended March 31, 2021 compared to an expense of $0.3 million for the year ended March 31, 2020.

Deferred income tax assets of $3.7 million and $3.6 million have been recorded on the Consolidated Financial Statements as at March 31, 2021 and March 31, 2020, respectively. When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods and other taxable temporary differences.

Deferred income tax liabilities of $2.8 million and $2.9 million have been recorded on the Consolidated Financial Statements as at March 31, 2021 and March 31, 2020, respectively. The decrease in the deferred tax liabilities is due to decreases in taxable differences on other assets.

On a net basis, as at March 31, 2021, $1.0 million of deferred tax assets were recognized.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$377,962	$—	$—	$—	$377,962
Trade and other payables subject to compromise	531,627	—	—	—	531,627
Long-term debt	123,480	1,560	—	—	125,040
Long-term debt subject to compromise	530,700	—	—	—	530,700
Gas, electricity and non-commodity contracts	1,339,637	960,907	183,269	48,057	2,531,870
	$2,903,406	$962,467	$183,269	$48,057	$4,097,199

Under the terms of the Court Orders (defined below in Risk Factors), any actions against Just Energy to enforce or otherwise effect payment from Just Energy of pre-petition obligations were stayed during the CCAA proceedings.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in the Consolidated Financial Statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries and other persons.

Pacific Investment Management Company (“PIMCO”) through certain affiliates became a 28.9% shareholder of the Company as part of the September Recapitalization. On March 9, 2021, certain PIMCO affiliates entered into the DIP facility with the Company as described in note 15(a) of the Consolidated Financial Statements.

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Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totaling $99.4 million as at March 31, 2021 to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with various companies, Just Energy has issued surety bonds to various counterparties including States, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2021 were $46.3 million. As at March 31, 2021, $46.1 million were backed by either cash collateral or letters of credit which are included below.

Just Energy common and preferred shares

As at March 31, 2021, there were 48,078,637 Common Shares and no preferred shares of Just Energy outstanding.

Under the Company’s 2020 Equity Compensation Plan (the “Equity Plan”) approved as part of the September Recapitalization, Just Energy is allowed to issue Options, Restricted Share Units (“RSUs”), Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”) for the employees and directors of the Company. Under the Equity Plan, 650,000 Options were issued to management on October 12, 2020 with an exercise price of $8.46. The exercise price was based on the higher of the closing price on October 9, 2020 or the 5-day volume weighted trading price as of October 9, 2020. The Company also issued an aggregate of 186,929 DSUs to the directors in lieu of materially all of their annual cash retainers based on the 5-day volume weighted trading price as of October 9, 2020 of $8.37. On February 3, 2021, 4,054 additional DSU’s were issued to the existing directors in lieu of the Directors’ Shares Grants (“DSGs”) they already held at the September Recapitalization. In addition, the Company issued 23,513 RSUs to one employee based on the 5-day volume weighted trading price as of October 9, 2020 of $8.37. All 23,513 RSU’s vested and 16,541 shares were issued and the remaining 6,972 RSU’s were canceled for tax withholding.

Critical accounting estimates and judgments

The Consolidated Financial Statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of goods sold, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

COVID-19 IMPACT

As a result of COVID-19, we have reviewed the estimates, judgments and assumptions used in the preparation of the Consolidated Financial Statements and determined that no significant revisions to such estimates, judgments or assumptions were required for the year ended March 31, 2021.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy uses derivative financial instruments to manage foreign exchange, interest rate and other risks.

Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts; however, hedge accounting under IFRS 9, Financial Instruments (“IFRS 9”) is not applied. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows; however, hedge accounting under IFRS 9 is not applied.

The Consolidated Financial Statements are in compliance with International Accounting Standard (“IAS”) 32, Financial Instruments: Presentation; IFRS 9 and IFRS 7, Financial Instruments: Disclosure. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 — Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 12 of the Consolidated Financial Statements for the year ended March 31, 2021. Other inputs, including volatility and correlations, are driven off historical settlements.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the trade accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California (gas) and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. In addition, the Company may from time to time change the criteria that it uses to determine the creditworthiness of its customers and such changes could result in decreased creditworthiness of its customers and/or result in increased customer defaults. If a significant number of customers were to default on their payments, including as a result of any changes to the Company’s credit criteria, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets. Reference the “Customer credit risk” section within Note 7 of the Consolidated Financial Statements for further details.

Sales are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

The measurement of the expected credit loss allowance for trade accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of sales and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset’s recoverable amount. The recoverable amounts of goodwill and intangible assets with an indefinite useful life are tested at least annually. The recoverable amount is the higher of an asset’s or cash generating units (“CGU“) fair value less costs to sell and its value in use. Value in use is determined by discounting estimated future pre-tax cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The recoverable amount of each of the operating segments has been determined based on a discounted cash flow model.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

The tax effects of these differences are reflected in the Consolidated Statements of Financial Position as deferred income tax assets and liabilities. An assessment must be made to determine the likelihood that future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

24            JUST ENERGY      |      ANNUAL REPORT 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk factors

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be yet unknown and other risks, currently regarded as immaterial, could turn out to be material. If any of the identified risks were to materialize, it could have a material adverse effect on Just Energy’s business, operations, financial condition, operating results, cash flow and liquidity.

On March 9, 2021, the Ontario Court issued an order (the “Initial Order”) providing the Company protection under the CCAA. On the same date, the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) issued an order under Chapter 15 of the United States Bankruptcy Code (the “Chapter 15 Order” and together with the Initial Order and subsequent orders issued pursuant to the CCAA proceedings, the “Court Orders”) recognizing the protection granted via the Initial Order so that the CCAA protections also apply to the Company’s assets and creditors located in the United States. As a result of the foregoing, many of the risks and uncertainties listed below must be read taking this particular context into consideration. While the Company endeavors to emerge from the CCAA process with an arrangement satisfactory to its stakeholders, there is no guarantee that any such outcome will occur. Further information regarding the CCAA proceedings is available at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling 416-649-8127 or 844-669-6340 or by email at justenergy@fticonsulting.com.

Risks Related to COVID-19

The COVID-19 pandemic has had and could continue to have a material adverse impact on the Company’s business, financial condition, cash flow and operating results.

COVID-19 has had and could continue to have a material adverse impact on the Company’s business, including its financial condition, cash flow and operating results. COVID-19 was first reported in December 2019 and has since spread to over 200 countries and territories. In March 2020, the World Health Organization declared COVID-19 a pandemic and recommended containment and mitigation measures worldwide. The resulting emergency measures enacted by governments in Canada, the United States and around the world, caused material disruption to many businesses and the economies in Canada and the United States. As the pandemic and responses to it continue, the Company may experience further disruptions to commodities markets, supply chains and the health, availability and efficiency of the Company’s workforce, which could adversely affect its ability to conduct its business and operations and limit the Company’s ability to execute its business plan. Both the outbreak of the disease and measures taken to slow its spread have created significant uncertainty and economic volatility and disruption, which have impacted and may continue to impact the Company’s business, financial condition, cash flow and operating results.

Mandatory civilian lockdowns or emergency orders, including with respect to COVID-19, may have a material adverse impact on the Company’s business, financial condition, cash flow and liquidity.

Just Energy’s sales channels may require face-to-face interaction with customers, sales brokers or agents. These sales channels may be impacted during mandatory civilian lockdown or emergency orders passed by regulatory bodies, including those implemented as a result of COVID-19. In addition, the emergency orders may also result in temporary closures of commercial customers’ sites. This may result in an unplanned interruption in Just Energy’s business operations.

In addition, should the lockdowns as a result of the COVID-19 pandemic be reinstated or continue longer than anticipated, the resulting market-wide economic impact may have a significant financial impact on Just Energy and trigger other material risks such as customer credit risks, supplier failures, liquidity risks and market-wide impact on the retail energy industry as well as capital markets. The occurrence of any of the foregoing may have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Public health crises, such as COVID-19, may have a material adverse impact on the Company’s operations.

Just Energy’s business, operations, financial condition and operating results could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of the COVID-19. Such public health crises can result in operational and supply chain delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labor shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation.

Just Energy may experience business and operational interruptions relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on the business, financial condition, operating results and the market for the securities.

In addition, Just Energy has certain back-office operations conducted by its affiliate located in India. The COVID-19 pandemic in India and resulting government measures have impacted Just Energy’s business and operations and may have a material adverse impact on the Company’s business if such operations are unable to run at full capacity.

Risks Related to the Company’s Business

The Company’s business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements.

Just Energy’s business is subject to extensive Canadian and U.S. federal, state and local laws and foreign and provincial laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause the Company to incur significant additional costs, reduce the Company's ability to hedge exposure or to sell retail power or natural gas within certain states and provinces or to certain classes of retail customers, or restrict the Company’s marketing practices, its ability to pass through costs to retail customers, or its ability to compete on favorable terms with competitors, including the incumbent utility. Retail energy competition is regulated on a state-by-state or at the province-by-province level and is highly dependent on state and provincial laws, regulations and policies, which could change at any moment. Failure to comply with such requirements could result in the loss of license, exit from the market, shutdown, the imposition of liens, fines, and/or civil or criminal liability.

ANNUAL REPORT 2021      |      JUST ENERGY            25

MANAGEMENT’S DISCUSSION AND ANALYSIS

The regulatory environment has undergone significant changes in the last several years due to state, provincial and federal policies affecting wholesale and retail competition and the creation of incentives for the addition of large amounts of new renewable generation. For example, changes to, or development of, legislation that requires the use of clean renewable and alternate fuel sources or mandate the implementation of energy conservation programs that require the implementation of new technologies, could increase the Company’s cost to serve and/or impact the Company’s financial condition. Additionally, in some retail energy markets, state legislators, government agencies and other interested parties have made proposals to change the use of market-based pricing, re-regulate areas of these markets that have previously been competitive, or permit electricity delivery companies to construct or acquire generating facilities. Other proposals to re-regulate the retail energy industry may be made, and legislative or other actions affecting electricity and natural gas deregulation or restructuring process may be delayed, discontinued or reversed in states in which we currently operate or may in the future operate. If such changes were to be enacted by a regulatory body, we may lose customers, incur higher costs and/or find it more difficult to acquire new customers. These changes are ongoing, and we cannot predict the future design of the retail markets or the ultimate effect that the changing regulatory environment will have on our business.

The Company’s retail operations are subject to significant competition from other retail energy providers (“REPs”) and changes in customer behavior or preferences, which could result in a loss of existing customers and the inability to attract new customers.

Just Energy may experience an increase in attrition rates and lower acceptance rates on renewal requests due to commodity price volatility, increased competition or change in customer behavior. There can be no assurance that the historical rates of annual attrition will not increase substantially in the future or that Just Energy will be able to renew its existing energy contracts at the expiry of their terms. Any such increase in attrition or failure to renew could have a material adverse effect on Just Energy’s business, financial condition, operating results, cash flow, liquidity and prospects.

Just Energy has customer credit risk in various markets where bills are sent directly to customers for energy consumption from Just Energy, including in Texas and Alberta. In addition, if the Company changes the criteria for assessing the creditworthiness of its customers, any such change could result in increased customer credit risk for Just Energy. If a significant number of direct bill customers were to default on their payments, including as a result of any changes to the Company’s criteria for assessing customer creditworthiness or the impact of COVID-19, it could have a material adverse effect on the financial condition, operating results, cash flow and liquidity of Just Energy.

For other customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. There is no assurance that the LDCs that provide these services will continue to do so in the future or that current rates charged by LDCs will remain at the same level, which would mean that Just Energy may have to accept additional customer credit risk.

The Company is exposed to the risk of fraud, misconduct and other deceptive practices that could be committed by our customers, employees or other third parties engaged by us, including but not limited to fraudulent customer enrolments and invalid brokerage relationships. It is not always possible to deter fraud, misconduct or other deceptive practices and the Company’s systems that are in place to prevent and detect such activity may not be effective in all circumstances. Instances of fraud, misconduct or other deceptive practices could lead to, among other things, increased bad debts and/or payment of improper commissions by the Company, and generally could harm Just Energy’s reputation. Any fraud, misconduct or other deceptive practices that are perpetrated against the Company could have a material adverse effect on the financial condition, operating results, cash flow and liquidity of Just Energy.

A number of companies and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing Just Energy’s market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas or electricity at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers, including Just Energy, and impact Just Energy’s growth and retention.

Just Energy’s residential customers are generally acquired through the use of digital marketing, retail stores, inbound telemarketing and door-to-door sales. Commercial customers are primarily solicited through commercial brokers and independent sales agents. Just Energy’s ability to increase revenues in the future will depend significantly on the success of these marketing techniques, as well as its ability to expand into new sales channels to acquire customers. There is no assurance that competitive conditions will allow this sales channel strategy to continue or whether new sales channels will be successful in signing up new customers. In addition, a number of Just Energy’s sales channels were closed or otherwise limited in operations as a result of government initiatives mandated due to COVID-19. Further, if Just Energy’s services are not attractive to, or do not generate sufficient revenue for commercial brokers, retail stores and sales partners, or if Just Energy’s sales channels continue to be adversely impacted by COVID-19 or the CCAA proceedings, Just Energy may lose these existing relationships, which would have a material adverse effect on the business, revenues, financial condition and operating results of Just Energy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Just Energy’s profitability and growth depends upon its customers’ broad acceptance of energy retailers and their products. There is no assurance that customers will widely accept Just Energy or its retail energy and value-added products. The acceptance of Just Energy’s products may be adversely affected by Just Energy’s ability to offer a competitive value proposition, and customer concerns relating to product reliability and general resistance to change. Unfavorable publicity involving customer experiences with other energy retailers could also adversely affect Just Energy’s acceptance. Lastly, market acceptance could be affected by regulatory and legal developments. Failure to achieve deep market penetration may have material adverse effects on Just Energy’s business, financial condition and operating results.

The operation of the Company’s businesses is subject to cyber-based security and integrity risk. Attacks on the Company’s infrastructure that breach cyber/data security measures could expose the Company to significant liabilities, reputational damage, regulatory action, and disrupt business operations, which could have a material adverse effect on the Company’s business, operations, financial condition and operating results.

Just Energy’s business requires retaining important customer information that is considered private, such as name, address, banking and payment information, drivers’ licenses, and Social Security Numbers. Although Just Energy protects this information with restricted access and enters into cyber risk insurance policies, there could be a material adverse impact to the Company’s reputation and customer relations should such private information be compromised due to a cyber-attack on Just Energy’s information technology systems.

Just Energy’s vendors, suppliers and market operators rely on information technology systems to deliver services to Just Energy. These systems may be prone to cyber-attacks, which could result in market disruption and impact Just Energy’s business, operations, financial condition, operating results and cash flow.

Just Energy is also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. For example, on January 1, 2020, the California Consumer Privacy Act broadly expanded the rights of California consumers and requires companies that are subject to such legislation to be significantly more transparent about how they collect, use and disclose personal information. Any failure by Just Energy to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by customers. There can be no assurance that the limitations of liability in Just Energy’s contracts would be enforceable or adequate or would otherwise protect Just Energy from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Just Energy that exceeds its available insurance coverage could have a material adverse effect on Just Energy’s business, operations, financial condition and operating results.

The operation of Just Energy’s businesses relies on information technology systems and third party service providers. Failure of information technology systems or by third-party service providers could have a material adverse impact on Just Energy’s business, operations, financial condition and cash flows.

Just Energy relies on information technology (“IT”) systems to store critical information, generate financial forecasts, report financial results and make applicable securities law filings. Just Energy also relies on IT systems to make payments to suppliers, pay commissions to brokers and independent contractors, enroll new customers, send monthly bills to customers and collect payments from customers. The partial or total failure of any these systems could have a material adverse effect on Just Energy’s business, operations, financial condition or operating results or cause Just Energy to fail to meet its reporting obligations.

Just Energy has outsourcing arrangements to support its call center’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions. Contract data input is also outsourced as is some corporate business continuity, IT development and disaster recovery functions. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that could adversely impact Just Energy’s business, operations, customer retention and aggregation and cash flows.

In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. This could be time consuming and expensive, which could have a material adverse effect on Just Energy’s business, operations, financial condition and cash flows.

The Company’s retail operations rely on the infrastructure of local utilities or independent transmission system operators to provide electricity to, and to obtain information about, the Company’s customers. Any infrastructure failure could negatively impact customer satisfaction and could have a material adverse effect on the Company’s business and operations.

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of their distribution infrastructure. Any disruptions in this infrastructure as a result of a hurricane, act of terrorism, work stoppage due to the COVID-19 pandemic, cyber-attack or otherwise could result in counterparties’ default and, thereafter, Just Energy enacting the force majeure clauses of its contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Additionally, any disruptions to Just Energy’s operations or sales offices may also have a significant impact on Just Energy’s business, financial condition, operating results, cash flow and liquidity.

Although Just Energy has insurance policies that cover business interruption and natural calamities, in certain cases, the insurance coverage may not be sufficient to cover the potential loss in whole or in part. In particular, the extent to which COVID-19 impacts the Company’s business and operations, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak; the actions taken to contain or treat the COVID-19 outbreak and the extent of the Company’s insurance coverage for any impact that the pandemic may have on the Company’s business and operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The occurrence of any of the foregoing could have a material adverse effect on the Company’s business and operations.

Risks Related to Market Volatility

The trading price of the Common Shares has in the past been, and may in the future be, subject to significant fluctuations.

Prior to March 9, 2021, Just Energy’s Common Shares traded on the TSX and the NYSE. Following the CCAA filing by Just Energy, the TSX and NYSE halted trading of the Common Shares on the respective exchanges and commenced delisting proceedings. On March 16, 2021, Just Energy announced that it would voluntarily delist from the TSX and that it planned to be listed on the TSX-V. On March 22, 2021, Just Energy announced that it would not appeal the delisting of its Common Shares from the NYSE. As of March 23, 2021 and June 4, 2021, the Common Shares trade on the OTC and the TSX-V, respectively. The trading price of the Common Shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events related or unrelated to Just Energy’s operating performance and beyond its control. Factors such as the outcome of the CCAA proceedings, actual or anticipated fluctuations in Just Energy’s operating results (including as a result of seasonality and volatility caused by mark to market accounting for commodity contracts), fluctuations in the share prices of other companies operating in business sectors comparable to those in which Just Energy operates, outcomes of litigation or regulatory proceedings or changes in estimates of future operating results by securities analysts, among other things, including due to the impact of COVID-19, may have a significant impact on the market price of the Common Shares. In addition, the stock market has experienced volatility, which often has been unrelated to the operating performance of Just Energy and other affected companies. These market fluctuations may materially and adversely affect the market price of the Common Shares, which may make it more difficult for shareholders to sell their Common Shares.

Risks Related to Commodity Prices

Just Energy’s business is exposed to fluctuations in commodity prices, which could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Just Energy’s cost to serve its retail energy customers is exposed to fluctuations in commodity prices, in particular natural gas and electricity. Although Just Energy enters into commodity derivative instruments with its suppliers to manage the commodity price risks, it is exposed to commodity price risk where estimated customer requirements do not match actual customer requirements. Furthermore, sudden and significant increase in customers’ consumption can require Just Energy to purchase excess supply in the spot market. Spot market prices during periods of scarcity, such as the Weather Event, can be extremely volatile and being forced to purchase commodities in the spot market to meet customer demand can have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity. Additionally, Just Energy may also suffer losses if it is required to sell excess supply in the spot market.

Furthermore, a sudden and significant drop in the commodity market price could result in an increase in customer churn, regulatory pressure and resistance on enforcement of liquidated damages and/or enactment of provisions to reset the customer price to current market price levels. If this occurs it could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Commodity volume imbalance could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Depending on several factors, including weather, Just Energy’s customers may use more or less commodity than the volume purchased by Just Energy for delivery to them. Just Energy bears the financial responsibility, is exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs for balancing customer volume requirements. Although Just Energy manages volume balancing risk through balancing language in some of its retail energy contracts, enters into weather options, and derivative structures to mitigate weather and volume balancing risk, and leverages natural gas storage facilities to manage daily delivery requirements, increased costs and/or losses resulting from occurrences of volume imbalance net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

During periods of extreme weather, such as the Weather Event, Just Energy’s obligations to serve its customers on a full requirement basis requires Just Energy to balance its commodity requirements in the spot market. Just Energy attempts to purchase additional supply through weather options and derivative structures (options, call rights, put rights etc.), which strategies are developed using empirical analysis. There can be no assurances that future periods of extreme weather will not be more severe than historical scenarios and the commodity balancing impact from extreme weather could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks Related to Interest Rates and Foreign Exchange Rates

Large fluctuations in interest rates could have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy is exposed to interest rate risk associated with its debt agreements, customer delivery obligations and supplier payment terms. Just Energy may enter into derivative instruments to mitigate interest rate risk; however, large fluctuations in interest rates and increases in interest costs net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

The outflow and repatriation of foreign currency denominated earnings and foreign investments could have a material adverse impact on the Company’s financial condition.

Just Energy is exposed to foreign exchange risk on foreign investment outflow and repatriation of foreign currency denominated income against Canadian dollar denominated expenditures, interest and common share dividends (as applicable). In addition, Just Energy is exposed to translation risk on foreign currency denominated earnings and foreign investments. Just Energy enters into foreign exchange derivative instruments to manage the cash flow risk on foreign investments and repatriation of foreign funds. Currently, Just Energy does not enter into derivative instruments to manage foreign exchange translation risk. Large fluctuations in foreign exchange rates may have a significant impact on Just Energy’s financial condition. In particular, a significant rise in the relative value of the Canadian dollar to the U.S. dollar could materially reduce the Company’s operating results, earnings and cash flow and could have a material adverse effect on the Company’s financial condition.

Risks Related to Liquidity

Just Energy may not be able to extend, replace, refinance or repay its debt obligations, which could have a material adverse impact on Just Energy’s business and financial condition.

Just Energy is at risk of not being able to settle its debt obligations, including under its DIP Facility, Credit Agreement (as defined on page 30), Term Loan, and Note Indenture. Just Energy may not be able to extend, replace or refinance its existing debt obligations on terms reasonably acceptable to the Company, or at all during or to emerge from the CCAA proceedings. If liquidity is needed, the Company may not be able to access other external financial resources sufficient to enable it to repay its debt obligations when due. Failure to pay debt obligations when due may cause the lenders under the DIP Facility, Credit Agreement, Term Loan and Note Indenture to take certain actions and Just Energy may be required to cease operations, close down, sell or otherwise dispose of all or part of the business of Just Energy’s subsidiaries, any of which would have a material adverse impact on Just Energy’s business and financial condition.

The pending CCAA proceeding may adversely affect the Company’s business, relationships, operations, financial condition and reputation.

On March 9, 2021, the Company announced that it had sought and received creditor protection via the Initial Order from the Ontario Court and the Chapter 15 Order from the Bankruptcy Court. On May 26, 2021, the Ontario Court extended the stay period until September 30, 2021. Just Energy may be unable to extend the stay period further. If Just Energy is unable to extend the stay period, creditors will be entitled to exercise their various rights and remedies against the Company. Furthermore, the Company’s ability to obtain adequate financing to fund working capital needs and capital expenditures to maintain its ongoing obligations during the CCAA proceedings may not be available on terms reasonable to the Company, or at all.

The results of the CCAA proceeding are also unknown and may result in the implementation of a sale process, reorganization or restructuring of the assets, business and financial affairs of the Company. Such actions may also result in the Common Shares being terminated, exchanged, converted or diluted, in which case holders of Common Shares may lose some or all of their investment in Just Energy. Following the completion of the CCAA proceeding, it is possible that filing for CCAA protection and protection under Chapter 15 of the Bankruptcy Code in the United States, may adversely affect our business and relationships with customers, vendors, contractors or employees. This may result in suppliers, customers, and other contract counterparties terminating their relationship with the Company or requiring additional financial assurances or enhanced performance from the Company. Additionally, the CCAA proceeding may impact the Company’s ability to renew existing contracts, compete for new business, attract, motivate and/or retain key executive. The occurrence of one or more of these events may materially affect the Company’s business, operations, financial condition and reputation.

The DIP Facility has substantial restrictions and financial covenants and if the Company is unable to comply with the covenant requirements under the DIP Facility it could have a material adverse impact on the Company’s financial condition, operating results and cash flows.

In connection with the CCAA proceedings and in order to provide required liquidity during the CCAA process, on March 9, 2021, the Company and certain holders of the Term Loan (the “DIP Lenders”), entered into an agreement, as amended from time to time (the “DIP Term Sheet”) with respect to the DIP Facility. The DIP Facility bears interest at 13% per annum, calculated and payable quarterly in cash in arrears on the last business day of each calendar quarter (commencing on June 30, 2021). Amounts drawn under the DIP Facility are secured by a super priority charge on the Company’s assets, pursuant to the Court Orders. The Company was obligated to pay a commitment fee of US$1.25 million and an origination fee of US$1.25 million. Subject to the terms of the DIP Term Sheet, proceeds of advances under the DIP Facility may be used to provide for general corporate and working capital purposes, including funding of the CCAA proceedings. The DIP Facility matures on the earlier of (i) December 31, 2021, (ii) implementation of a plan of compromise or arrangement under the CCAA proceedings, (iii) the expiry of the stay under the CCAA proceedings, (iv) the termination of the CCAA proceedings, and (v) the acceleration of the DIP Facility upon the occurrence and continuation of an Event of Default (as defined in the DIP Term Sheet).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to customary affirmative covenant obligations, the DIP Facility provides for certain information delivery requirements including every four weeks (i) a new consolidated statement setting out the weekly projected cash flow forecasts of cash disbursements of the Borrowers (as defined in the DIP Term Sheet) for a 13-week period from the date of delivery thereof, which new statement shall replace the immediately preceding statement of cash flow forecasts in its entirety upon the DIP Lenders’ approval thereof, and (ii) a variance report setting out actual versus projected cash disbursements since the date of the Initial Order on an individual and aggregate basis. Additionally, the DIP Facility requires that there will be no negative variance in the Company’s actual expenditures from that set out in the most recently approved budget for the previous four weeks, in excess of 20% for each individual line item, and 15% on an aggregate basis, excluding advisor fees and expenses as defined in the DIP Term Sheet.

The DIP Term Sheet also contains customary negative covenants restricting a certain number of the Company’s activities, including restrictions on the ability to incur indebtedness, incur liens, consummate certain fundamental changes, make investments, dispose of assets, enter into sale and lease transactions, and make restricted payments. Furthermore, the DIP Facility contains customary events of default, in addition to the negative budget variance discussed above, as well as certain other CCAA proceeding related events. In the event of default, the interest rate will increase by an additional 2% per annum until amounts owing under the DIP Facility are repaid in full.

If the Company is unable to comply with the covenant requirements under the DIP Facility, it could have a material adverse impact on the Company’s financial condition, operating results and cash flows.

The Company’s various lenders may take actions if the stay under the CCAA proceedings is lifted and such actions may have a material adverse impact on the Company’s financial condition, operating results, and cash flows.

Just Energy has a credit facility of up to $335 million, which includes a $60 million letter of credit only facility, with various lenders (the “Credit Agreement”). The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates, are party to the Credit Agreement and related intercreditor and security agreements, which provide for a joint security interest over all of Just Energy’s core assets in North America (excluding Filter Group Inc.). There are various covenants pursuant to the Credit Agreement that govern certain activities of Just Energy and its affiliates. The filing under the CCAA is an event of default under the Credit Agreement. Pursuant to the Court Orders, the lenders under the Credit Agreement have been stayed from taking any action with respect to the default without court authorization. On March 18, 2021, the lenders under the Credit Agreement and Just Energy and its affiliates entered into an Accommodation and Support Agreement (the “Lender Support Agreement”). Pursuant to the Lender Support Agreement, the lenders agree to continue to issue letters of credit on behalf of Just Energy and its affiliates provided that Just Energy repay advances under the Credit Agreement solely for the purpose of creating availability under the Credit Agreement to issue the letter of credit. Upon such letter of credit being reduced or returned, the lenders will advance the cash amount back to Just Energy. Under the Lender Support Agreement, the lenders have also agreed to continue certain cash management services for Just Energy and its affiliates. The Lender Support Agreement contains termination events, including the termination of the stay under the CCAA proceedings, the termination of the DIP Term Sheet and the termination of the support agreement, dated March 9, 2021, among certain Just Energy entities, Shell Energy North America (Canada) Inc. and Shell Energy North America (U.S.) Inc. (the “Shell Support Agreement”).

On September 28, 2020, Just Energy entered into the Term Loan as part of the September Recapitalization. The Term Loan contains usual and customary covenants for this type of financing, including but not limited to financial covenants and limitations on debt incurrence, distributions, asset sales, and transactions with affiliates. The filing under the CCAA is an event of default under the Term Loan. Pursuant to the Court Orders, the lenders under the Term Loan have been stayed from taking any action with respect to the default without court authorization.

On September 28, 2020, Just Energy entered into a Note Indenture with respect to the 7.0% $15 million subordinated notes issued as part of the September Recapitalization. On October 19, 2020, approximately $1.8 million of the notes were redeemed for no consideration. The filing under the CCAA is an event of default under the Note Indenture. Pursuant to the Court Orders, the holders of notes under the Note Indenture have been stayed from taking any action with respect to the default without court authorization.

In connection with the filing under the CCAA, Just Energy entered into Qualified Commodity/ISO Supplier (as defined in the Initial Order) with certain supplier parties, which provides standard payment terms for commodity supply and ISO services without the requirement for Just Energy to post collateral in the form of cash or letters of credit. A termination event under the Qualified Commodity/ISO Supplier Agreements could have a material adverse impact on Just Energy’s financial condition, operating results and cash flows.

If the stay implemented pursuant to the Court Orders is lifted or expires and the Company’s lenders are able to take action with respect to the events of default caused by the filing of the CCAA proceedings, it could have a material adverse impact on the Company’s financial condition and liquidity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company is subject to increased collateral requirements as a result of the CCAA proceedings, if the Company is unable to satisfy future collateral requirements it could have a material adverse impact on the Company’s financial condition, operating results and liquidity.

In several markets where Just Energy operates, payment is provided to Just Energy by LDCs only when the customer has paid the LDC for the consumed commodity, rather than when the commodity is delivered. Just Energy also manages natural gas storage facilities where Just Energy must inject natural gas in advance of payment. These factors, along with seasonality in energy consumption, create a working capital requirement necessitating the use of Just Energy’s available liquidity. In addition, Just Energy and its subsidiaries are required to post collateral to LDCs and independent system operators. The filing under the CCAA caused Just Energy to have to post additional collateral to certain independent system operators and pipelines. Any significant changes in payment terms managed by LDCs, any increase in cost of carrying natural gas storage inventory, and any increase in collateral posting requirements could result in significant liquidity risk to Just Energy and could have a material adverse impact on the Company’s financial condition, operating results and liquidity.

Risks Related to Seasonality

The earnings volatility of Just Energy’s business may affect the ability of Just Energy to access capital and could have a material adverse impact on Just Energy’s liquidity.

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark-to-market accounting may affect the ability of Just Energy to access capital and could have a material adverse impact on Just Energy’s liquidity.

Risks Related to Ownership of the Common Shares

Just Energy does not currently pay a dividend on the Common Shares.

Just Energy does not currently pay a dividend on the Common Shares and is under no obligation to pay dividends in the future. As a result, owners of Common Shares may never receive a dividend during the time such owners hold Common Shares.

Holders of Common Shares may experience substantial dilution.

Just Energy may issue an unlimited number of Common Shares and up to 50,000,000 preferred shares. There are 48,078,637 Common Shares and no preferred shares currently issued and outstanding. In connection with the CCAA proceeding, or at other future times, we may issue additional Common Shares. As a result of any future issuance of Common Shares, holder of Common Shares may experience substantial dilution.

Risks Related to Counterparties

The Company is subject to counterparty risk, if a counterparty were to default on its contractual obligations, it could have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy enters into long-term derivative contracts with its counterparties. If a derivative counterparty were to default on its contractual obligations, Just Energy would be required to replace its contracted commodities or instruments at prevailing market prices, which may negatively affect related gross margin or cash flows. Just Energy mitigates credit risk by procuring a majority of its derivatives from investment grade rated counterparties, therefore restricting its exposure to unrated counterparties. Failure to perform by a counterparty or provide adequate financial assurances to offset Just Energy’s financial exposure to a counterparty may have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy’s suppliers may fail to deliver commodities to Just Energy, which could have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy’s business model is based on contracting for supply of electricity or natural gas to deliver to its customers. Failure by Just Energy’s supply counterparties to deliver these commodities to Just Energy due to business failure, supply shortage, force majeure including as a result of COVID-19, or any other failure of such counterparties to perform their obligations under the applicable contracts would put Just Energy at risk of not meeting its delivery requirements with LDCs, thereby resulting in penalties, price risk, liquidity and collateral risk. Just Energy attempts to mitigate supply delivery risk by diversifying its commodity procurement and purchasing from multiple suppliers. Following the filing under the CCAA, several of Just Energy’s supply counterparties terminated their supply agreements with Just Energy, limiting Just Energy’s ability to source supply from multiple counterparties. As a result, Just Energy may not be able to source supply from additional counterparties and may be limited to fewer suppliers especially in tight and illiquid markets. If any of the Company’s suppliers fail to deliver commodities or otherwise fail to perform under their contracts with Just Energy, it could have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Risks Related to Legal and Regulatory Requirements

Regulatory investigations or other administrative proceedings could expose us to significant liabilities and reputational damage that could have a material adverse effect on us.

Just Energy may receive complaints from consumers which may involve sanctions from regulatory and legal authorities. The most significant potential sanction is the suspension or revocation of a license which would prevent Just Energy from selling in a particular jurisdiction.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Litigation and legal proceedings could expose us to significant liabilities and reputational damage that could have a material adverse effect on us.

In addition to the litigation referenced herein (see “Legal proceedings” on page 33) and occurring in the ordinary course of business, Just Energy may in the future be subject to additional class actions and other actions. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s business and may result in costly settlement arrangements. An adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on Just Energy’s business, financial condition or operating results and the ability to favorably resolve other lawsuits.

In certain jurisdictions, independent contractors that contracted with Just Energy to provide door-to-door sales have made claims, either individually or as a class, that they are entitled to employee benefits such as minimum wage or overtime pursuant to legislation, even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees. Just Energy’s position has been confirmed in some instances and overturned by regulatory bodies and courts in others, and some of these decisions are under appeal. Should the regulatory bodies or claimants ultimately be successful, Just Energy may be required to remit unpaid tax amounts plus interest and might be assessed a penalty, of which amounts could be substantial and could have a material adverse effect on Just Energy’s business, financial condition, operating results and cash flows.

Just Energy relies upon forecasts and models which could be materially different than actual results and could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Just Energy relies upon forecasts and models because the approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process, it could result in incorrect estimates and thereby have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

The Company makes significant estimates and judgements in connection with the development of its financial statements. To the extent actual results are different than the estimates, it could result in a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of Just Energy’s assets and liabilities as of the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, Just Energy interprets the accounting rules in existence as at the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if Just Energy’s auditors or regulators subsequently interpret Just Energy’s application of accounting rules differently, subsequent adjustments could have a material adverse effect on Just Energy’s operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require Just Energy to restate its historical financial statements. The occurrence of any of the foregoing could result in a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy implements changes to accounting rules and interpretations as required in accordance with IFRS, there is no guarantee that such changes will not have a material adverse impact on Just Energy’s financial condition and operating results.

Implementation of and compliance with changes in accounting rules and interpretations could adversely affect Just Energy’s financial condition and operating results or cause unanticipated fluctuations in operating results in future periods. The accounting rules and regulations that Just Energy must comply with are complex and regularly changing. Any future changes to accounting rules and interpretations of such rules in accordance with IFRS may have a material adverse impact on Just Energy’s financial condition and operating results.

Just Energy has reported material weakness in its financial statements. The inability of Just Energy to remedy such material weaknesses effectively could have a material adverse impact on Just Energy’s business, financial condition, operating results and liquidity.

Just Energy faces the risk of deficiencies in its internal control over financial reporting and disclosure controls and procedures. The Board, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of internal control over financial reporting and disclosure controls and procedures, which are adjusted as necessary. Any deficiencies, if uncorrected, could result in Just Energy’s financial statements being inaccurate and may require future adjustments and/or restatements of historical financial statements. The occurrence of any of the foregoing could have a material adverse impact on Just Energy’s business, financial condition, operating results and liquidity.

The loss of the services of key management and personnel could adversely affect the Company’s ability to successfully operate its businesses.

Just Energy's future success depends on, among other things, its ability to keep the services of its executives and to hire other highly qualified employees at all levels. Just Energy competes with other potential employers for employees and may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder Just Energy's business operations and growth and adversely affect Just Energy’s ability to successfully operate its business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Additionally, while the Company has modified or restricted certain business and workforce practices (including employee travel, presence at employee work locations, and physical participation in meetings, events, and conferences) to protect the health and safety of the Company’s workforce, and to conform to government orders and best practices encouraged by governmental and regulatory authorities, Just Energy depends on its workforce to operate its business and deliver products and services to its customers. If a large portion of the Company’s operational workforce were to contract COVID-19 or otherwise become unavailable, it could adversely affect the Company’s ability to successfully operate its business.

Just Energy may not be able to complete future acquisitions on favorable terms or at all, successfully integrate future acquisitions into its business, or effectively identify and invest in value-creating businesses

Just Energy relies on acquisitions to expand its business and may in the future acquire businesses from time to time. The ability to realize the anticipated benefits of such acquisitions will depend in part on Just Energy successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the ability to realize the anticipated growth and potential synergies from such acquisitions into Just Energy’s current operations. There can be no assurance that Just Energy will be successful in effectively identifying value creating businesses, closing acquisitions of, and integrating the operations of, such businesses, or ultimately realizing any expected benefits.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

On March 9, 2021, Just Energy filed for and received creditor protection pursuant to the Court Order under the CCAA and similar protection under Chapter 15 of the Bankruptcy Code in the United States in connection with the Weather Event.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court (the “Ohio Court”) claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Ohio Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Ohio Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018 and provided a bond to the Ohio Court to cover the potential damages. On August 31, 2020, the Appeals Court denied the appeal in a 2-1 decision. On February 2, 2021, Just Energy filed a petition for certiorari seeking the United States Supreme Court (the “Supreme Court”) review to resolve the newly created circuit split with the Court of Appeals for the Second Circuit unanimous decision in Flood v. Just Energy, 904 F.3d 219 (2d Cir. 2018) and with the inconsistency with the Supreme Court’s recent decision in Encino Motorcars, LLC v Navarro, 138 S. Ct. 1134, 1142 (2018), with broad, national, unsustainable implications for all employers who have outside sales employees. On June 7, 2021, the Supreme Court denied Just Energy’s petition for certioriari. The Company accrued approximately $5.7 million in the last quarter of fiscal 2021 in connection with this matter and expects to make this payment promptly.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter is currently set for trial in November 2021. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Court, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Company’s Internal Control over Financial Reporting (“ICFR”) in connection with the Company’s financial year-end, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework (2013) to evaluate the effectiveness of its ICFR as at March 31, 2021. The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) control activities (process-level controls); (iii) risk assessment; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a material weakness as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim condensed Consolidated Financial Statements will not be prevented or detected on a timely basis.

Remediation of previously identified control activities and monitoring material weaknesses associated with control activities and monitoring activities regarding reconciliation and estimation procedures

Management enhanced its system of internal control methodology to foster a stronger interaction between the Company’s finance and operations teams to produce more precise information for accruals and reconciliation performance by requiring both teams to participate in reconciliation and monitoring activities. The Company deployed a formal balance sheet reconciliation policy across the organization, trained accountants and other participants to perform reconciliations, and instituted a quality review of certain reconciliations. During closing of the first and second quarters of fiscal 2021, management further increased the amount of personnel to perform the financial statement close and estimation processes for commodity suppliers’ payables, initial estimates and final costs incurred, to assist in the performance of balance sheet reconciliations. Additionally, the Company deployed a third-party reconciliation tool to further increase the rigour used in performance balance sheet reconciliations and continued training the finance and accounting team to utilize the tool as part of its normal reconciliation and financial statement close process.

To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re-emphasized the importance of internal control as part of its commitment to competence, to control consciousness and to fostering a strong control environment. The Company hired additional personnel with expertise in finance and accounting, and within the retail energy sector, and has provided enhanced training regarding the importance and application of internal control to the teams addressing the material weaknesses. These activities were completed at January 1, 2021 and were tested for operational effectiveness through March 31, 2021. As at March 31, 2021, management has concluded it has completed remediation efforts of these material weaknesses.

Identification of control deficiency and ongoing remediation of material weakness within financial statement close process

Management’s evaluation of ICFR identified an ongoing material weakness resulting from the failure to operate several controls within the financial statement close process that allowed errors to manifest, and, the failure to detect them for an extended period of time, as follows:

Identification of control activities deficiency within financial statement close process

The Company did not design or maintain effective control activities to prevent or detect misstatements during the operation of the financial statement close process, including from finalization of the trial balance to the preparation of financial statements and the review of the financial statement disclosure checklist. As described in Note 5 of the Consolidated Financial Statements, during the quarter ended March 31, 2021, management identified a presentation difference on the gross versus net sales presentation, which was not prevented or detected by controls within the financial statement close process. Management aggregated this control deficiency into the ongoing financial statement close material weakness.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Ongoing remediation of previously identified control activities material weakness associated with financial statement close process

Management remains committed to the planning and implementation of remediation efforts to address the material weaknesses, as well as to foster improvement in the Company’s internal controls. These remediation efforts continue and are intended to address this identified material weakness and enhance the overall financial control environment. During closing of the first three quarters of fiscal 2021, management further increased the amount of personnel to perform the financial statement close process, including the hiring of a CFO and a controller, both with significant financial reporting and retail energy industry experience, promoting individuals within the team and training those individuals to perform their enhanced roles, and strengthening the managerial review process of the financial statement preparation. These enhancements remaining ongoing, and management continues strengthening the design and operational effectiveness of the financial statement preparation process, including the financial statement disclosure checklist; however, not enough time has elapsed to complete remediation efforts of this material weakness.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Other changes in internal control over financial reporting

Other than as described above, there were no changes in ICFR during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, ICFR.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenergy.com https://investors.justenergy.com/and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

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